Filed Pursuant to Rule 433
Registration No: 333-134553

FX Best-of-Basket Linked Note

“Best of 3 Currency Baskets”	Preliminary Terms and Conditions October 4, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in three currency Baskets, with each Basket representing a long position in the Reference Currencies in that Basket relative to the U.S. dollar (USD) (with each Reference Currency in the applicable Basket assigned the Weighting specified below).  Basket 1 is composed of a long position in the Mexican Peso (MXN), the Argentine Peso (ARS), and the Brazilian Real (BRL).  Basket 2 is composed of a long position in the Israeli Shekel (ILS), the Hungarian Forint (HUF), the Turkish Lira (TRY), and the Russian Ruble (RUB).  Basket 3 is composed of a long position in the Indonesian Rupiah (IDR), the Indian Rupee (INR), the Malaysian Ringgit (MYR), and the Singapore Dollar (SGD). If one or more of the Basket Returns for the three Baskets is positive (that is, if the Reference Currencies in such Basket have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of the Leverage ([150]%) and the greatest  of the three Basket Returns (that is, the largest percentage by which any Basket Return exceeds zero).  If no Basket Return is greater than zero  (that is, if the Reference Currencies in each Basket have in aggregate depreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest and are principal protected only if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[October 5, 2007]
Issue Date	[October 12, 2007]
Valuation Date

[October 5, 2009]; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	[October 13, 2009]

Baskets and Reference Currencies

Each Basket n is composed of the Reference Currencies identified below, with each Reference Currency in such Basket n having the respective Weighting specified in “Weightings and Initial Reference Currency Rates” below.

	Basket 1:	Brazilian Real (BRL), Argentine Peso (ARS) and Mexican Peso (MXN)
	Basket 2:	Turkish Lira (TRY), Hungarian Forint (HUF), Israeli Shekel (ILS) and Russian Ruble (RUB)
	Basket 3:	Indonesian Rupiah (IDR), Singapore Dollar (SGD), Malaysian Ringgit (MYR) and Indian Rupee (INR)
Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.
Leverage	[150]%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:
	Leverage * the greatest of the Basket Returns of (a) Basket 1, (b) Basket 2, or (c) Basket 3
	provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	For each Basket n the sum of the Weighted Currency Returns for the Reference Currencies in that Basket n.
Weighted Currency Returns	For each Reference Currency in each Basket n:
	Weighting * {	Initial Reference Currency Rate – Settlement Rate		}
		Settlement Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency in each Basket n is as set forth below:
	Basket n	Reference Currency	Initial Reference Currency Rate	Weighting
		BRL	[TBD]	33.34%
	Basket 1	ARS	[TBD]	33.33%
		MXN	[TBD]	33.33%
		TRY	[TBD]	25%
	Basket 2	HUF	[TBD]	25%
		ILS	[TBD]	25%
		RUB	[TBD]	25%
		IDR	[TBD]	25%
	Basket 3	SGD	[TBD]	25%
		MYR	[TBD]	25%
		INR	[TBD]	25%

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option and Valuation Business	For each Reference Currency as set forth below:
Day:	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Brazilia, Rio de Janiero or São Paulo; and New York
	ARS**	ARS=BNAR	Buenos Aires and New York
	MXN	MEX01	Mexico City and New York
	TRY	The EUR/TRY rate on ECB37 divided by the EUR/USD rate on ECB37	TARGET and New York
	HUF	The EUR/HUF rate on ECB37 divided by the EUR/USD rate on ECB37	TARGET and New York
	ILS	FXIL	Tel Aviv and New York
	RUB	EMTA	Moscow and New York
	IDR	ABSIRFIX01	Singapore and New York
	SGD	ABSIRFIX01	Singapore and New York
	MYR	ABSIRFIX01	Singapore and New York
	INR	RBIB	Mumbai and New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

** The Settlement Rate Option for ARS is the Argentine Peso/U.S. dollar official fixing rate, expressed as the amount of Argentine Pesos per one U.S. dollar for settlement on the same day (or, if that day is not a business day in Buenos Aires and New York, for settlement on the first succeeding day that is a business day in both Buenos Aires and New York) which appears on the Reuters Screen ARS=BNAR page at the close of business in Buenos Aires on that Valuation Date.

Business Day	New York
Business Day Convention	Following
Disruption Events

If a Disruption Event relating to one or more Reference Currencies in any Basket n is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return for that Basket n using:

	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and
•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation

Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) for any Reference Currency other than ARS, IDR, INR or MYR, the conversion of the Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than ARS, IDR, INR or MYR, the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or
(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US52517P6Y29
CUSIP: 52517P6Y2
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$11.50	$988.50
Total
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to $11.50 per $1,000 principal amount, or 1.15%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending October 3, 2004 through the week ending September 30, 2007 and the date hereof using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Returns are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Returns or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return for each of the Baskets at the end of each week in the period from the week ending October 3, 2004 through the week ending September 30, 2007 and the date hereof, based on the hypothetical composite performance of the Reference Currencies in that Basket using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return for each Basket was indexed to a level of 0.0 on the date hereof based upon the Reference Exchange Rates determined on that day.  The composite value of the Reference Currencies in each Basket on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Basket 1

Basket 2

Basket 3

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for the Redemption Amount and the Additional Amount payable at maturity per $1,000 principal amount of notes based on hypothetical values for the Leverage (150%) and scenarios for the Basket Returns of each Basket. Also included below are further examples illustrating how the hypothetical Basket Returns for Basket 1 in the below scenarios are calculated, using hypothetical values for the Initial Reference Currency Rates for the Reference Currencies in Basket 1 (which are determined on the Trade Date), and their Settlement Rates (which are determined on the Valuation Date).  The following results are based solely on the hypothetical examples cited; the Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies, and related Basket Returns, have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate. Numbers in the examples have been rounded for ease of analysis.

Scenario	Basket Return for Basket 1	Basket Return for Basket 2	Basket Return for Basket 3	Greatest of the Basket Returns	Additional Amount = Principal Amount * Leverage * Greatest of the Basket Returns	Redemption Amount = Principal Amount + Additional Amount
1	5%	7%	10%	10%	$150	$1,150
2	–2%	8%	5%	8%	$120	$1,120
3	7%	–4%	5%	7%	$105	$1,105
4	4%	5%	–5%	5%	$75	$1,075
5	–4%	–3%	–5%	0%	$0	$1,000

As described above, the Basket Return for each Basket n is equal to the sum of the Weighted Currency Returns for the Reference Currencies in that Basket n.  The examples below illustrate how the Basket Return for Basket 1 was calculated in each of the scenarios.

Example 1: BRL, ARS and MXN each appreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of 0.0500, or 5.00%.

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	1.9420	1.9000	33.34%	0.0074
ARS	3.1650	3.1219	33.33%	0.0046
MXN	11.0360	9.9040	33.33%	0.0381

	Basket Return = Sum of Weighted Currency Returns =			0.0500

Example 2: BRL, ARS and MXN each depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of –0.0200, or –2.00%.

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	1.9420	1.9530	33.34%	–0.0019
ARS	3.1650	3.2781	33.33%	–0.0115
MXN	11.0360	11.2600	33.33%	–0.0066

	Basket Return = Sum of Weighted Currency Returns =			–0.0200

Example 3: BRL and ARS appreciate and MXN depreciates relative to its Initial Reference Currency Rate, resulting in a Basket Return of 0.0700, or 7.00%.

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	1.9420	1.7450	33.34%	0.0376
ARS	3.1650	2.7702	33.33%	0.0475
MXN	11.0360	11.5600	33.33%	–0.0151

	Basket Return = Sum of Weighted Currency Returns =			0.0700

Example 4: BRL depreciates and ARS and MXN appreciate relative to its Initial Reference Currency Rate, resulting in a Basket Return of 0.0400, or 4.00%.

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return

BRL	1.9420	2.1256	33.34%	–0.0288
ARS	3.1650	3.0782	33.33%	0.0094
MXN	11.0360	9.3670	33.33%	0.0594

	Basket Return = Sum of Weighted Currency Returns =			0.0400

Example 5: BRL and ARS depreciate and MXN appreciates relative to its Initial Reference Currency Rate, resulting in a Basket Return of –0.0400, or –4.00%.

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	1.9420	2.2165	33.34%	–0.0413
ARS	3.1650	3.3767	33.33%	–0.0209
MXN	11.0360	10.3470	33.33%	0.0222

	Basket Return = Sum of Weighted Currency Returns =			–0.0400